SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Rex Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761565100

(CUSIP Number)

Lance T. Shaner

c/o Rex Energy Corporation

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 168031

(814) 278-7267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2008; June 14, 2008; November 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761565100	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Lance T. Shaner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

7,911,308 (1)
8 SHARED VOTING POWER

1,051,454 (2)
9 SOLE DISPOSITIVE POWER

7,911,308 (1)
10 SHARED DISPOSITIVE POWER

1,051,454 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,962,762 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes 648,903 shares owned by Shaner Family Partners Limited Partnership, the beneficial ownership of which Mr. Shaner expressly disclaims.
(2)	Includes 1,000,000 shares owned by the Lance T. Shaner November 2008 Grantor Retained Annuity Trust and 51,454 shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II. Mr. Shaner expressly disclaims the beneficial ownership of the shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II.
(3)	Based on 36,569,712 shares of the Issuer’s common stock issued and outstanding as of September 30, 2008 (as reported in the Issuer’s 10-Q filing on November 11, 2008.)

Page 3 of 5 Pages

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”) of Rex Energy Corporation, a Delaware corporation whose principal executive offices are located at 476 Rolling Ridge Drive, Suite 300, State College, Pennsylvania 16801 (the “Issuer”), previously filed by Lance T. Shaner (the “Reporting Person”). This Amendment is being filed to update the Schedule 13D in light of recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 5, 2008, the Reporting Person sold or caused to be sold a total of 3,425,000 shares of Common Stock that the Reporting Person directly owned or may be deemed to have been the beneficial owner of in an underwritten public offering:

(i) 1,965,864 shares of Common Stock directly owned by the Reporting Person;

(ii) 666,000 shares of Common Stock owned by Shaner Family Partners Limited Partnership, a Delaware limited partnership (“SFPLP”)—the Reporting Person is the sole member-manager of LT Shaner, LLC, a Delaware limited liability company, the general partner of SFPLP;

(iii) 472,209 shares of Common Stock owned by Rexguard, LLC, a Delaware limited liability company (“Rexguard”)—the Reporting Person is the Chairman of Shaner Hulburt Capital, Inc., a Delaware corporation (“SHCI”), the general partner of Shaner & Hulburt Capital Partners Limited Partnership, a Delaware limited partnership (“SHCPLP”), the sole member-manager of Rexguard;

(iv) 276,927 shares of Common Stock owned by SHCPLP—the Reporting Person is the Chairman of SHCI, the general partner of SHCPLP; and

(v) 44,000 shares of Common Stock owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II (the “Trust II”)—the Reporting Person is co-trustee of the Trust II.

On June 14, 2008, the Reporting Person transferred 208,000 shares of Common Stock to the Lance T. Shaner 2008 Charitable Lead Annuity Trust without payment or other consideration to the Reporting Person, as transferor.

On November 7, 2008, the Reporting Person transferred 1,000,000 shares of Common Stock to the Lance T. Shaner November 2008 Grantor Retained Annuity Trust (the “GRAT”) without payment or other consideration to the Reporting Person, as transferor.

The purpose of the Reporting Person’s disposition, or other entity’s acquisition or disposition, as applicable, of the shares of Common Stock disclosed above was for investment, estate planning and charitable purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

(a) As of February 18, 2009, the Reporting Person may be deemed to be the beneficial owner of 8,962,762 shares of Common Stock, including:

(i) 7,262,405 shares of Common Stock directly owned by the Reporting Person;

(ii) 648,903 shares of Common Stock owned by Shaner Family Partners Limited Partnership, a Delaware limited partnership (“SFPLP”)—the Reporting Person is the sole member-manager of LT Shaner, LLC, a Delaware limited liability company, the general partner of SFPLP;

(iii) 1,000,000 shares of Common Stock owned by the GRAT; and

(iv) 51,454 shares of Common Stock owned by the Trust II—the Reporting Person is co-trustee of the Trust II.

The Reporting Person beneficially owns 24.5% of the issued and outstanding Common Stock.

Page 4 of 5 Pages

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 7,262,405 shares of Common Stock owned by the Reporting Person and the 648,903 shares of Common Stock owned by SFPLP. The Reporting Person has the shared right to vote and dispose, or direct the disposition, of the 51,454 shares of Common Stock owned by the Trust II and the 1,000,000 shares of Common Stock owned by the GRAT.

(c) During the 60-day period ended February 18, 2009, the Reporting Person did not purchase or sell any shares of Common Stock.

(d) Other than the Reporting Person, the following persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein:

•	With respect to the 7,262,405 shares of Common Stock directly owned by the Reporting Person, no person other than the Reporting Person;

•	With respect to the 648,903 shares of Common Stock owned by SFPLP, no person other than the Reporting Person;

•	With respect to the 1,000,000 shares of Common Stock owned by the GRAT, the beneficiaries of the GRAT; and

•	With respect to the 51,454 shares of Common Stock owned by the Trust II, the beneficiaries of the Trust II.

(e) Not applicable.

The Reporting Person disclaims beneficial ownership of the shares held by the Trust II and SFPLP and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares.

Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009

/s/ Lance T. Shaner
Lance T. Shaner